[redacted]

10029235

*AB 3/3

UN
SECURITIES AND
Washington, D.C. 20549

SEC
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Section
MAR 01 2010
Washington, DC
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SEC FILE NUMBER
8-41342

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (M/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barclays Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 7th Avenue
(No. and Street)

New York (City) **NY** (State) **10020** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph F. Regan
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *of individual, state last, first, middle name*)

300 Madison Avenue (Address) **New York** (City) **NY** (State) **10017** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Joseph F. Regan** __________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Barclays Capital Inc.** __________, as of **December 31** __________, 20**09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

MATTHEW B. FLUDGATE
Notary Public, State of New York
No. 01FL5061197
Qualified in New York County
Commission Expires June 3, [redacted]2010

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss)
- ☑ (d) Statement of Changes in Financial Condition
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Barclays Capital Inc. and Subsidiary

Consolidated Statement of Financial Condition
December 31, 2009

Barclays Capital Inc. and Subsidiary
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Barclays Capital Inc. and Subsidiary

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Barclays Capital Inc. (the "Company") and its Subsidiary at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2010

Barclays Capital Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2009

(in millions, except share data)

Assets		
Cash and cash equivalents	$	1,114
Cash and securities segregated for regulatory purposes		5,249
Collateralized agreements:		
Securities purchased under agreements to resell		167,793
Securities borrowed		44,525
Securities received as collateral (includes $22,261 pledged as collateral)		23,067
Financial instruments owned, at fair value (includes $56,632 pledged as collateral)		67,060
Receivables from brokers, dealers and clearing organizations		9,170
Receivables from customers		7,988
Accrued interest and dividend receivables		407
Exchange memberships - at cost (fair value $11)		4
Other assets		499
Total assets	$	326,876
Liabilities and Stockholder's Equity		
Collateralized financings:		
Securities sold under agreements to repurchase	$	225,900
Securities loaned		19,243
Obligation to return securities received as collateral		23,067
Financial instruments sold, but not yet purchased, at fair value		25,303
Payables to brokers, dealers and clearing organizations		10,361
Payables to customers		9,256
Short-term borrowings		322
Accrued interest and dividend payables		184
Other liabilities		2,910
Total		316,546
Commitments and contingencies (see Note 13)		
Subordinated debt		2,500
Stockholder's equity		
Common stock - $1,000 par value, 5,000 shares authorized: 10 shares issued and outstanding		-
Additional paid-in capital		6,073
Retained earnings		1,765
Accumulated other comprehensive loss, net of tax		(8)
Total stockholder's equity		7,830
Total liabilities and stockholder's equity	$	326,876

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

1. Organization

Barclays Capital Inc. (the "Company"), a Connecticut company, is a registered securities broker-dealer and futures commission merchant ("FCM"), commodity pool operator and commodity trading advisor. The Company is headquartered in New York, with registered domestic branch offices in Atlanta, Boston, Chicago, Dallas, Greenwich, Houston, Los Angeles, Menlo Park, Miami, Palm Beach, Philadelphia, San Juan, San Francisco, Santa Monica, Seattle, Washington D.C. and Wells, ME. The Company also has registered branch offices internationally in Buenos Aires, Argentina and Montevideo, Uruguay. The Company's client base includes money managers, insurance companies, pension funds, hedge funds, depository institutions, corporations, trust banks, money market and mutual funds, domestic and international governmental agencies, official institutions and central banks.

The Consolidated Statement of Financial Condition includes the accounts of Barclays Capital Inc. and its wholly-owned subsidiary, Barclays Business Credit LLC ("BBC"). In November 2009, the Company completed the dissolution of its wholly-owned subsidiary, Arinagour Investments LLC. The Company's direct parent and sole stockholder is Barclays Group U.S., Inc. ("BGUS"), a U.S. bank holding company. BGUS is a wholly owned subsidiary of Barclays Bank PLC ("BBPLC") and is ultimately owned by Barclays PLC ("BPLC"). Both BBPLC and BPLC are United Kingdom companies.

The Company is BBPLC's "4(k)(4)(E)" securities subsidiary under the Bank Holding Company Act, which permits it to engage in securities underwriting, dealing, or market-making activities. In its capacity as a broker dealer, the Company also clears derivative products for clients and affiliates on certain exchanges, including the Chicago Mercantile Exchange. The Company's activities include transactions in asset-backed securities, agency mortgage-backed securities, international debt securities, and other corporate related securities and securities lending. The Company is also a primary dealer in U.S. government securities.

The Company has investment banking, capital markets and private investment management businesses in the United States.

Barclay's Wealth Americas ("BWA") is the wealth management division of BBPLC and operates in the U.S. through the Company. BWA provides high net worth clients with brokerage and investment management services.

BBC (the "Subsidiary") engages in economic hedging for the Company by taking positions in interest rate swaps with BBPLC.BB C, historically, has managed a portfolio of leveraged leases of which the majority was in the process of being sold to external parties as of December 31, 2009. As of January 31, 2010, BBC only had one remaining lease.

2. Significant Accounting Policies

Basis of Presentation

The Consolidated Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Material intercompany balances and transactions are eliminated in consolidation. The U.S. Dollar is the functional currency of the Company.

In July 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("ASC") 105, *Generally Accepted Accounting Principles*, ("ASC 105"), which approved the Accounting Standards Codification (the "Codification") as the single source of authoritative GAAP. The Codification simplifies the classification of accounting standards into a common referencing system, organized into eight areas, ranging from industry-specific to general financial statement matters. The Codification is effective for interim and annual periods ended after September 15, 2009. The Company's adoption of the Codification had no impact on the Consolidated Statement of Financial Condition. However, all existing accounting standards have been superseded and all other accounting literature not included in the Codification will be considered nonauthoritative. All accounting references within this Consolidated Statement of Financial Condition are in accordance with the new Codification.

Use of Estimates

This Consolidated Statement of Financial Condition has been prepared in accordance with GAAP which requires management to make estimates and assumptions. These estimates and assumptions affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of less than three months. Cash on deposits with financial institutions may, at times, exceed federal insurance limits.

Collateralized Agreements and Financings

Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financings consist of repurchase agreements and securities loaned

Securities Purchased/Sold Under Agreements to Resell/Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase, which are treated as collateralized financings for financial statement purposes, are carried at the amounts at which the securities will subsequently be resold or repurchased, plus accrued interest, which approximates fair value. Securities purchased under agreements to resell transactions require the Company to deposit cash with the seller and to take possession of the securities. Securities sold under agreements to repurchase transactions, require the buyer to deposit cash with the Company and to take possession of the securities. The fair value of the securities sold or purchased is generally in amounts in excess of the cash received or provided. The Company monitors the fair value of securities purchased and sold on a daily basis, with additional collateral obtained or refunded as necessary.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are presented on a net-by-counterparty basis when certain accounting requirements under ASC 860, *Transfers and Servicing*, ("ASC 860"), have been met.

Securities Borrowed/Loaned

Securities borrowed and securities loaned, which are treated as collateralized financings for financial statement purposes, are carried at the amounts at which the securities will subsequently be returned, plus accrued interest, which approximates fair value. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. With respect to securities loaned or borrowed, collateral in the form of cash or other collateral are in an

amount generally in excess of the fair value of securities loaned or borrowed. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Securities Received as Collateral/Obligation to Return Securities Received as Collateral
When the Company acts as the lender of securities in a securities lending agreement and the Company receives securities that can be pledged or sold as collateral, the Company recognizes an asset, representing the securities received and a liability, representing the obligation to return those securities.

Fair Value Measurements
The Company accounts for a significant portion of its financial instruments at fair value or considers fair value in their measurement. ASC 820, *Fair Value Measurements and Disclosures*,("A SC 820"), defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Company's financial instruments owned, at fair value, and financial instruments sold, but not yet purchased, at fair value,a re reflected in the Consolidated Statement of Financial Condition on a trade date basis. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the Company owns (long positions) are marked to bid prices, and instruments that the Company has sold, but not yet purchased (short positions), are marked to offer prices. In certain circumstances where the Company acts as a market maker for derivatives, instruments are marked to mid-market prices. Fair value measurements do not include transaction costs.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

- Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
- Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
- Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Credit risk is an essential component of fair value. Cash products (e.g., bonds and loans) and derivative instruments (particularly those with significant future projected cash flows) trade in the market at levels which reflect credit considerations. The Company calculates the fair value of derivative assets by discounting future cash flows at a rate which incorporates counterparty credit spreads and the fair value of derivative liabilities by discounting future cash flows at a rate which incorporates the Company's own credit spreads. In doing so, credit exposures are adjusted to

reflect mitigants, namely collateral agreements which reduce exposures based on triggers and contractual posting requirements. The Company manages its exposure to credit risk as it does other market risks and will price, economically hedge, facilitate and intermediate trades which involve credit risk. The Company records liquidity valuation adjustments to reflect the cost of exiting concentrated risk positions, including exposure to the Company's own credit spread.

The Company has an established process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to, yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models also incorporate transaction details, such as maturity. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality, constraints on liquidity and unobservable parameters that are applied consistently over time.

In determining fair value, the Company separates its financial instruments owned, at fair value and its financial instruments sold, but not yet purchased, at fair value into two categories: cash instruments and derivative contracts.

Cash Instruments

The Company's cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include certain U.S. government obligations, other sovereign government obligations, actively traded listed equities and certain money market securities. Such instruments are generally classified within level 1 of the fair value hierarchy. The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include most government agency obligations, investment-grade corporate bonds, certain mortgage products, certain bank loans, less liquid listed equities, and state, municipal and provincial obligations. Such instruments are generally classified within level 2 of the fair value hierarchy, and may be adjusted to reflect illiquidity and or non-transferability, which are generally based on available market information.

Certain cash instruments are classified within level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. Such instruments include less liquid corporate debt securities (including distressed debt instruments), certain types of equities, and less liquid mortgage-backed securities. When observable prices are not available, the Company uses market valuation techniques to record assets and liabilities at fair value.

The transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. This valuation is adjusted generally only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third party transactions in the underlying investment or comparable entities, and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or expected cash flows.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Derivative Contracts
Derivative contracts can be exchange-traded or over-the-counter ("OTC"). Exchange-traded derivatives, including equity options, typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Company generally values exchange-traded derivatives within portfolios using models which calibrate to market clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying cash instruments. In such cases, exchange-traded derivatives are classified within level 2 of the fair value hierarchy.

OTC derivatives, including interest rate swaps and TBA contracts, are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Such instruments are classified within level 3 of the fair value hierarchy. Where the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. The valuation of these less liquid OTC derivatives may utilize some level 1 and/or level 2 inputs that can be observed in the market, as well as unobservable level 3 inputs. Subsequent to initial recognition, at each measurement date, the Company updates the level 1 and level 2 inputs to reflect observable market changes, though the resulting gains and losses are reflected within the level 3 rollforward. Level 3 inputs generally only change when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. In circumstances where the Company cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

In accordance with guidance under ASC 210-20, *Offsetting*, ("ASC 210-20"), where the Company has entered into a legally enforceable netting agreement with counterparties, it reports derivative

assets and liabilities, and any related cash collateral, net in the Consolidated Statement of Financial Condition.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations
Receivables from and payables to brokers, dealers and clearing organizations consist primarily of fails to deliver or receive, margin balances, deposits at clearing organizations and amounts related to unsettled securities trading activity.

Receivables from and Payables to Customers
Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected in the Consolidated Statement of Financial Condition.

Share Based Compensation
The Company applies ASC 710, *Compensation -- General*,("A SC 710"), which focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for share-based payments.

Retirement Benefits
The Company accounts for retirement benefits in accordance with ASC 715, *Compensation – Retirement Benefits*, ("ASC 715"). ASC 715 requires an entity to recognize in its Consolidated Statement of Financial Condition the funded status of its defined benefit pension and postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation.

Income Taxes
Tax provisions are computed in accordance with ASC 740, *Income Taxes*, ("ASC 740").Def erred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's tax liabilities are presented as a component of Other liabilities in the Consolidated Statement of Financial Condition.

The Company and its Subsidiary are included in the federal consolidated income tax return of BGUS. The Company and its Subsidiary also file state and local income tax returns in New York State and New York City, as well as other state and local jurisdictions, with affiliated companies. The Company has expanded its intercompany tax sharing agreement with BGUS under which it computes and settles its current and deferred income tax receivable/payable regularly.

The Company follows guidance under ASC 740 which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities. Sustainable income tax positions are then measured to determine the amount of benefit eligible in the Consolidated Statement of Financial Condition. Each sustainable position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

Recent Accounting Developments

Fair value measurements and disclosures - improving disclosures about fair value measurements
In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, *Fair Value Measurements and disclosures - Improving Disclosures about Fair Value Measurements*, ("ASU No. 2010-06"). ASU 2010-06 requires additional disclosures about activity that occurred during the year related to assets classified within Level 3 fair value measurements as well as transfers in and out of Level 1 and Level 2 fair value measurements. In addition, it provides certain clarification to existing guidance, specifically requiring disaggregation of assets classes within the ASC 820 existing disclosures and requiring expanded information on inputs and valuation techniques. The new requirements are effective for annual reporting periods beginning after December 15, 2010. The adoption of this standard is not expected to have any effect on amounts reported in the Company's Consolidated Statement of Financial Condition.

Fair value measurements and disclosures—measuring liabilities at fair value
In August 2009, the FASB issued ASU No. 2009-05, *Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value,* ("ASU No. 2009-05"). ASU No. 2009-05 provides guidance in measuring liabilities when a quoted price in an active market for an identical liability is not available and clarifies that a reporting entity should not make an adjustment to fair value for a restriction that prevents the transfer of the liability. ASU No. 2009-05 is effective for financial statements issued for the first reporting period beginning after issuance of the ASU. Because the Company's current fair value measurement policies are consistent with ASU No. 2009-5, adoption did not affect the amounts reported in the Company's Consolidated Statement of Financial Condition.

Accounting for the transfers of financial assets and consolidation of variable interest entities
In June 2009, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 166, *Accounting for Transfers of Financial Assets —an amendment of FASB Statement No. 140,* (SFAS No. 166) and SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)*,(" SFAS No. 167"), which change the accounting for securitizations and variable interest entities ("VIEs"). SFAS No. 166 will eliminate the concept of a qualified special purpose entity ("QSPE"), change the requirements for derecognizing financial assets, and require additional disclosures about transfers of financial assets, including securitization transactions and continuing involvement with transferred financial assets. SFAS No. 167 will change the determination of when a VIE should be consolidated. Under SFAS No. 167, the determination of whether to consolidate a VIE is based on the power to direct the activities of the VIE that most significantly impact the VIE's economic performance together with either the obligation to absorb losses or the right to receive benefits that could be significant to the VIE, as well as the VIE's purpose and design. SFAS No. 166 and 167, which have not yet been incorporated into the Codification, are effective for fiscal years beginning after November 15, 2009. This adoption is not expected to have a material effect on the Company's Consolidated Statement of Financial Condition.

Subsequent events (ASC 855)
In May 2009, the FASB issued amended accounting principles related to subsequent events, which codify the guidance regarding the disclosure of events occurring subsequent to the balance sheet date. These amended principles do not change the definition of a subsequent event (i.e., an event or transaction that occurs after the balance sheet date but before the financial statement is issued) but require disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statement is required. These amended principles were effective for interim or annual financial periods ending after June 15, 2009. This adoption did not have any effect on the Company's Consolidated Statement of Financial Condition.

Determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly (ASC 820)
In April 2009, the FASB issued guidance for estimating fair value when the volume and level of activity for an asset or liability have decreased significantly. Specifically, this guidance lists factors which should be evaluated to determine whether a transaction is orderly, clarifies that adjustments to transactions or quoted prices may be necessary when the volume and level of activity for an asset or liability have decreased significantly, and provides guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. This guidance is effective for periods ending after June 15, 2009. The Company adopted these amended accounting principles in 2009. Because the Company's current fair value methodology is consistent with this new guidance,t he adoption of this standard did not have a material effect on the Company's Consolidated Statement of Financial Condition.

Employers' disclosures about postretirement benefit plan assets (ASC 715)
In December 2008, the FASB issued guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. This guidance also requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. This guidance is effective for fiscal years ending after December 15, 2009. The Company adopted the guidance in 2009 and the adoption did not have any effect on the Company's Consolidated Statement of Financial Condition.

Disclosures about derivative instruments and hedging activities (ASC 815)
In March 2008, the FASB issued guidance which amends and expands the disclosure requirements of derivatives, and requires entities to provide enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts, and disclosures about credit-risk-related contingent features in derivative agreements. This guidance is effective for both interim and annual reporting periods beginning after November 15, 2008, with early application encouraged. The Company adopted the standard in 2009 and the adoption did not have any effect on the Company's Consolidated Statement of Financial Condition.

Accounting for transfers of financial assets and repurchase financing transactions (ASC 860)
In February 2008, the FASB issued guidance which amends the accounting for the transfers of financial assets. Under this new guidance, it is presumed that an initial transfer of a financial asset and a repurchase are considered part of the same arrangement, known as a linked transaction. However, if certain criteria are met, the initial transfer and repurchase financing may not be evaluated as a linked transaction and must be evaluated separately under other accounting rules. The Company adopted the standard in 2009 and the adoption did not have a material effect on the Company's Consolidated Statement of Financial Condition.

3. Cash and Securities Segregated for Regulatory Purposes

Cash and securities of $3,139 million are segregated under the Commodity Exchange Act. Additionally, cash of $2,110 million is segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission Act and in accordance with the reserve requirement for Proprietary Accounts for Introducing Broker-Dealers ("PAIB") (for further discussion, see Note 19 "Regulatory Requirements").

4. Financial Instruments

Fair Value of Financial Instruments

The following table sets forth the Company's financial instruments owned, at fair value, including those pledged as collateral and financial instruments sold, but not yet purchased, at fair value under ASC 820 as of December 31, 2009 (in millions):

	Financial Instruments Owned	Financial Instruments Sold, but not yet Purchased
Government and agency obligations	$ 47,270	$ 18,972
Equity securities	7,449	2,809
Corporate securities	7,802	1,731
Mortgage-backed and asset-backed securities	2,123	9
Derivative contracts, net	2,416	1,782
	$ 67,060	$ 25,303

Financial instruments owned that are pledged to counterparties are pledged on a settlement date basis. Accordingly, certain securities pledged that have been sold at December 31, 2009, but have not yet settled, are included in receivables from brokers, dealers and clearing organizations.

Financial instruments sold, but not yet purchased, represent obligations of the Company to deliver either a specified security or cash at a contracted price. The Company has recorded this liability in the Consolidated Statement of Financial Condition as of December 31, 2009, at fair value. However, these transactions may result in market risk if the market price of these financial instruments increases subsequent to the date of the Consolidated Statement of Financial Condition. The Company seeks to limit this risk by holding offsetting financial instrument positions or other financial instruments.

Government and Agency Obligations

Included within these balances are instruments issued by a national government or agency thereof, agency and non-agency collateralized mortgage obligations and municipal securities, denominated in the country's own currency or in a foreign currency (e.g., sovereign).

Equity Securities

Balances reflect positions held in any instrument that has an equity ownership component, such as public ownership equity securities that are listed on public exchanges, private equity-related positions, non-public ownership equity securities that are not listed on a public exchange and convertible preferred securities.

Corporate Securities
Longer-term debt instruments, generally with a maturity date falling at least a year after their issue date, not issued by governments and may or may not be traded on major exchanges, are included within this component along with convertible debenture instruments.

Derivative Contracts
The fair value related to derivative transactions are reported in the Consolidated Statement of Financial Condition as assets or liabilities in financial instruments owned or financial instruments sold, but not yet purchased, as applicable. Derivatives are presented in the table below on a gross basis, prior to the application of the impact of counterparty netting under ASC 210-20. These balances generally represent future commitments to exchange payment streams based on contract or notional amounts or to purchase or sell other financial instruments or physical assets at specified terms on a specified date. Both over-the-counter and exchange traded derivatives are reflected.

The Company enters into trading derivatives to satisfy the needs of its clients, for proprietary trading purposes and to manage the Company's exposure to market and credit risks resulting from its trading activities. As part of the Company's risk management policies, the Company manages risks associated with derivatives on an aggregate basis. The Company uses industry standard derivative contracts whenever appropriate.

The following table sets forth the fair value and the notional value of the Company's derivative contracts by major product type on a gross basis as of December 31, 2009. Gross fair values in the table below exclude the effects of both netting under enforceable netting agreements and netting of cash received or posted pursuant to credit support agreements, and therefore are not representative of the Company's exposure (in millions):

	Gross Trading Assets Derivative Contracts		Gross Trading Liabilities Derivative Contracts	
	Contract/ Notional	Fair Value	Contract/ Notional	Fair Value
Listed equity options	$ 78,870	$ 4,265	$ 72,609	$ 3,840
TBA contracts	53,692	1,991	58,312	1,771
Interest rate swaps	2,985	69	3,343	80
	$ 135,547	$ 6,325	$ 134,264	$ 5,691

As of December 31, 2009, the Company's derivative contracts had no requirements to post additional collateral or terminate these transactions in the event of a reduction in the Company's long-term credit rating.

Mortgage-backed and Asset-backed Securities
Mortgage-backed and asset-backed securities include bonds collateralized by residential and commercial real estate loans, home equity loans, auto loans, credit card receivables, student loans and various other cash-flow producing assets.

Fair Value Hierarchy

The following table presents the financial instruments carried at fair value as of December 31, 2009, by caption on the Consolidated Statement of Financial Condition and by the valuation hierarchy as described above in Note 2 "Significant Accounting Policies" (in millions):

	Quoted Market Prices in Active Markets (Level 1)	Internal Models with Significant Observable Market Parameters (Level 2)	Internal Models with Significant Unobservable Market Parameters (Level 3)	Netting[a]	Total
Assets					
Financial instruments owned, at fair value					
Government and agency obligations	$ 19,439	$ 27,831	$ -	$ -	$ 47,270
Equity securities	7,266	158	25	-	7,449
Corporate securities	-	7,637	165	-	7,802
Mortgage-backed and asset-backed securities	-	1,545	578	-	2,123
Derivative assets	4,265	2,060	-	(3,909)	2,416
Total Financial instruments owned	$ 30,970	$ 39,231	$ 768	$ (3,909)	$ 67,060
Securities segregated for regulatory purposes	$ -	$ 1,159	$ -	$ -	$ 1,159
Liabilities					
Financial instruments sold, but not yet purchased, at fair value					
Government and agency obligations	$ 15,623	$ 3,349	$ -	$ -	$ 18,972
Equity securities	2,804	5	-	-	2,809
Corporate securities	-	1,625	106	-	1,731
Mortgage-backed and asset-backed securities	-	8	1	-	9
Derivative liabilities	3,840	1,851	-	(3,909)	1,782
Total Financial instruments sold, but not yet purchased	$ 22,267	$ 6,838	$ 107	$ (3,909)	$ 25,303

[a]For a discussion on the Company's netting of derivative contracts, see Note 2, "Significant Accounting Policies".

5. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations, as reported on the Consolidated Statement of Financial Condition at December 31,2009 consist of the following (in millions):

	Receivables from Brokers, Dealers and Clearing Organizations	Payables to Brokers, Dealers and Clearing Organizations
Securities failed to deliver/receive	$ 3,662	$ 5,610
Margin balances	5,368	3,521
Fees and commissions receivable/payable	19	74
Trade date payables, net (settlement)	-	1,101
Other	121	55
	$ 9,170	$ 10,361

6. Other Assets and Other Liabilities

At December 31, 2009, other assets primarily consist of loans to employees of $202 million, deferred state tax assets of $187 million and deferred federal tax assets of $17 million. Other liabilities primarily consist of accrued compensation of $1,255 million, current federal tax liabilities of $915 million, current state tax liabilities of $144 million,$ 156 million for accrued service recharges, fees payable related to fixed income syndicate deals of $105 million, $86 million including legal reserve, commission and retention accruals and $78 million for accrued operating expenses.

7. Income Taxes

At December 31, 2009, the Company recorded $204 million of net deferred tax assets. This balance is comprised of deferred tax assets of $325 million resulting from temporary differences primarily related to deferred compensation and stock based compensation. These deferred tax assets were offset by deferred tax liabilities of $121 million resulting from temporary differences primarily related to leases and deferred income. The Company regularly cash settles net federal deferred tax assets with its parent as part of its tax sharing agreement.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more likely than not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. No valuation allowance is recorded at December 31, 2009 because the Company believes the net deferred tax assets will more likely than not be realized. As discussed in Note 2, the Company's intercompany tax sharing agreement with BGUS provides for the cash settlement of current and federal deferred income tax receivable/ payable. The impact of any future change in the value of the deferred assets/liabilities cash settled with BGUS will be reflected on the Company's Consolidated Statement of Financial Condition.

The Company's unrecognized tax benefits, including interest of $5 million, are recorded on the Consolidated Statement of Financial Condition as current income taxes payable, included in other liabilities. The Company has not recorded any amounts for penalties related to its unrecognized tax benefits. In connection with the Lehman acquisition, and due to the complexities involved with the transaction, there are potentially material tax uncertainties which could have a significant impact on the Company's unrecognized tax benefits.

If any tax return examination by federal, state or local tax authorities is concluded during the next twelve months, it is possible that the amount of accrued liability for uncertain tax positions could change. It is not possible to estimate the amount of any such change at this time. It is possible that any changes in uncertain tax positions could have a significant impact on the Company's Consolidated Statement of Financial Condition and it is possible that any change in uncertain tax positions, including a possible related change in deferred tax assets/liabilities cash settled with BGUS, as applicable, could also have a significant impact on the Company's Consolidated Statement of Financial Condition.

The Company and its subsidiary are included in the federal consolidated income tax return of BGUS. BGUS' federal corporate income tax returns for years 2005 and after remain subject to examination. The Company and its subsidiary filed as part of combined and unitary state and local returns with affiliates, as well as certain separate state and local filings. The most significant state and local filings are subject to examination for years 2004 and after.

8. Short-Term Borrowings

At December 31, 2009, short-term borrowings consist of uncollateralized overnight loans payable to affiliates of $285 million and bank overdrafts payable to third parties of $37 million. The loans from affiliates bear interest at rates based upon the London Interbank Offered Rate ("LIBOR"). The carrying value of these borrowings approximates fair value due to the short term nature of the obligation.

9. Subordinated Debt

At December 31, 2009, the Company has subordinated debt with BGUS for $2,500 million which matures on July 16, 2014. Under the provisions of this loan, provided that the Company has not given written notification to the Financial Industry Regulatory Authority to cancel the roll-over, an automatic one year roll over of the maturity date will occur within seven months to maturity. The loan bears interest at rates based on LIBOR. The carrying value of these borrowings approximates fair value.

10. Transactions with Affiliated Companies

The Company enters into securities transactions with affiliates. At December 31, 2009, the following balances with such affiliates were included in the Consolidated Statement of Financial Condition in the following line items (in millions):

Cash and cash equivalents	$	271
Securities purchased under agreements to resell		116,928
Securities borrowed		3,206
Receivables from brokers, dealers and clearing organizations		2,526
Receivables from customers		243
Accrued interest and dividend receivables		23
Securities sold under agreements to repurchase		78,875
Securities loaned		12,900
Financial instruments sold, but not yet purchased at fair value		11
Payables to customers		236
Payables to brokers, dealers and clearing organizations		3,160
Short-term borrowings		285
Accrued interest and dividend payables		18
Other liabilities		106
Subordinated debt		2,500

At December 31, 2009, the Company had an unsecured line of credit of $8,000 million with an affiliate of which none was utilized. The Company had a secured line of credit of $7,000 million with an affiliate of which $1,975 million was utilized.

During the year ended December 31, 2009, under its intercompany tax sharing agreement with BGUS, the Company settled $363 million of current and deferred federal income taxes.

During the year ended December 31, 2009, the Company sold certain receivables related to investment banking clients to an affiliate at a fair value of approximately $181 million.

11. Benefit Plans

Pension Plan

The Company and its Subsidiary provide pension benefits for eligible employees through a defined benefit pension plan of an affiliate. All eligible employees, which include those hired prior to the Company's acquisition of certain businesses of Lehman Brothers, Inc. on September 22, 2008, participate in the pension plan on a non-contributory basis, and are fully vested after five years of service. The Company makes contributions to the plan based upon the minimum funding standards under the Internal Revenue Code. Employees hired on or after September 22, 2008 are not eligible to participate in the plan.

The following table sets forth the plan's Funded Status as of December 31, 2009 (in millions):

Funded Status at Year End		
Projected benefit obligation at end of year	$	64.5
Fair value of plan assets at end of year		(49.8)
Funded status at year end	$	14.7

The liability of $14.7 million for the underfunded status is recorded in other liabilities in the Consolidated Statement of Financial Condition.

Weighted-average assumptions used to determine projected benefit obligations at December 31, 2009	
Discount rate	6.00%
Rate of compensation increase	4.20%

The expected rate of return on plan assets for 2010 is 6.41 percent. This rate of return on assets is determined by calculating a total fund return estimate based on a weighted average of estimated returns for each asset class. Asset class returns are estimated using current and projected economic and market factors such as real rates of return, inflation, credit spreads, equity risk premiums and excess return expectations.

The accumulated benefit obligation ("ABO") balance at December 31, 2009 was $59.6 million.

Plan Assets

Weighted-average plan asset allocations at December 31, 2009 and target for 2010, by asset category, are as follows:

Asset category	December 31, 2009
Equity securities	59%
Fixed income securities	35%
Other	6%
	100%

Asset category	Target 2010
Equity securities	60%
Fixed income securities	40%

The Company's pension fund investment strategy is to invest in a prudent manner for the exclusive purpose of providing benefits to participants. A well defined internal structure has been established to develop and implement a risk-controlled investment strategy that is targeted to produce a total return that, when combined with the Company's contributions to the fund, will maintain the funds ability to meet all required benefit obligations. Risk is controlled through diversification of asset types and investments in domestic and international equities and fixed income.

The Company's overall investment strategy includes a wide diversification of asset types and fund strategies. The target allocations for plan assets are 60 percent in equity securities and 40 percent in fixed income securities. Equity securities primarily include 46 percent principally located in the United States and 14 percent in non-U.S. developed markets. Fixed-income securities include 20 percent in shorter duration fixed income instruments and 20 percent in long duration United States government securities.

Estimated Future Benefits Payments

The following benefit payments, which reflect future service, as appropriate, are expected to be paid (in millions):

2010	$	1.5
2011		1.6
2012		1.8
2013		1.9
2014		2.1
Years 2015-2019		14.1

Contributions to be paid to the Plan in the next fiscal year amount to $3.1 million.

Fair Value Measurements

The following table sets forth the fair value of each major category of plan assets at December 31, 2009:

	Level 1	Level 2	Level 3	Total
Commingled Funds[a]	$ -	$ 49.8	$ -	$ 49.8

[a]The commingled funds hold investments in Cash (6%), U.S. Equities (46%), Developed market non-U.S. equities (13%), U.S. aggregate fixed income (20%), and U.S. Government Bonds (15%).

The Company's pension assets are invested in certain commingled funds that are managed by third party managers. These funds are classified within level 2 of the fair value hierarchy as although they do not have a quoted price in an active market, the net asset value is calculated based on significant observable inputs such as subscription prices, redemptions prices and other observable information. Securities and other assets held by the fund are valued using independent market quotations, defined as a quoted price in an active market for an identical security or asset.

In the event that a current Level 1 or Level 2 price is not readily available or is determined to not to reflect the current fair value of the security or asset, the funds pricing committee will determine the fair value of the security or asset based on certain factors, including but not limited to: (i) attributes specific to the security or asset; (ii) the principal market for the security or asset; (iii) the typical participants in the principal market for the security or asset; (iv) data assumptions by market participants, if reasonably available; (v) quoted prices for similar securities or assets in active

markets; and (vi) other factors, such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and/or default rates.

401(k) Contribution Plan
The Company has adopted the Barclays Bank PLC Thrift Savings Plan (referred to as the "401(k) Plan") effective January 1, 1980. Once an eligible employee is hired they are given an opportunity to participate in the plan immediately or during the annual enrollment period. The plan opened to all legacy Lehman Brothers employees as of January 1, 2009. Employees who formally elect to participate may contribute up to 50 percent of their base pay on a pre tax basis each pay period, subject to Internal Revenue Service Limits. Additionally, employees who formally elect to participate may contribute up to 6 percent of their base pay on a post tax basis to the 401(k) plan each pay period, subject to Internal Revenue Service Limits. The Company matches all or a portion of employee pre tax contributions through employer matching contributions. For every dollar an employee contributes on a pre tax basis (up to 6 percent of eligible compensation each pay period), the Company contributes $1 ($1.50 for employees whose annualized eligible compensation is less than or equal to $60,000).

Postretirement
The Company follows ASC 715 which requires the recognition of postretirement benefit costs on an accrual basis over the active working lives of employees, rather than on a cash basis. The related, accumulated projected benefit obligation ("APBO") at December 31, 2009 is $3.4 million.

Postemployment
The Company recognizes postemployment benefit costs on an accrual basis over the active working lives of employees, rather than on a cash basis. The related obligation at December 31, 2009 is $1.7 million.

12. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its business, the Company enters into transactions involving financial instruments with off-balance-sheet risk in order to meet financing and hedging needs of customers and to reduce the Company's own exposure to market and interest rate risk in connection with proprietary trading activities. These financial instruments include forward and futures contracts, options contracts, options on futures contracts and interest rate swaps. Each of these financial instruments contains varying degrees of off-balance-sheet risk as changes in the fair values of the financial instruments subsequent to December 31, 2009 may, in certain circumstances, be in excess of the amounts recognized in the Consolidated Statement of Financial Condition. The Company is also at risk from the potential inability of counterparties to perform under the terms of the contracts.

In the normal course of business, the Company enters into securities sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company (for example, securities loaned to other brokers or dealers, used as collateral for bank loans, or failed to receive), the Company may incur a loss if the security the Company is obligated to deliver is not received and the market value has increased over the contract amount of the sale transaction.

The Company also executes customer transactions in commodity futures contracts (including options on futures), all of which are transacted on a margin basis subject to individual exchange regulations. These transactions may expose the Company to off-balance-sheet risk in the event margin deposits are not sufficient to fully cover losses which customers may incur. In the event the

customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the normal course of business, the Company may pledge or deliver customer or other counterparty securities as collateral in support of various financing sources such as bank loans, securities loaned and repurchase agreements. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of various exchanges. In the event the counterparty is unable to meet its contracted obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at current market prices in order to return them to the owner.

13. Collateral, Commitments and Contingencies

At December 31, 2009, the approximate fair value, excluding the impact of netting, of financial instruments received as collateral by the Company that the Company was permitted to sell or repledge was $303,140 million, of which $285,701 million was sold or repledged.

In addition, the Company has pledged $138,035 million of securities collateral, under tri-party agreements, which cannot be resold or repledged by the counterparty.

The Company has $1,001 million of cash and $2,566 million of its own securities owned on deposit with clearing organizations for trade facilitation purposes. These securities cannot be resold or repledged by the clearing organizations.

The Company also has other credit agreements with financial institutions, in the form of trading relationships, which facilitate execution, settlement, and clearing flow on a day to day basis for the Company's clients, as well as provide evidence, as required, of liquidity to the exchanges it conducts business on. As of December 31, 2009, the Company had $252 million issued letters of credit with third parties.

At December 31, 2009, the Company has committed $69,290 million on forward starting reverse repurchase transactions and $15,657 million in forward starting repurchase transactions.

The initial accounting for the 2008 acquisition of the North American businesses of Lehman Brothers was completed on September 22, 2009. There were no revisions to the initial accounting disclosed in the 2008 consolidated financial statements. Approximately $3,692 million of the assets acquired by BBPLC and its subsidiaries (including the Company) as part of the acquisition had not been received by December 31, 2009, approximately $1,572 million of which were included in the Company's Consolidated Statement of Financial Condition as at December 31, 2009. Assets not included in the Company's Consolidated Statement of Financial Condition as at December 31, 2009, if subsequently received by BBPLC, would not have a direct impact on the Company's Consolidated Statement of Financial Condition (unless, and only to the extent, any such assets were directly or indirectly contributed by BBPLC to the Company). Ongoing legal proceedings related to the acquisition, including in respect of assets not yet received, are discussed in the third paragraph below.

BBPLC, its parent BPLC (collectively with its subsidiaries, "Barclays") and various current and former members of BPLC's Board of Directors have been named as defendants in five proposed securities class actions (which have been consolidated) pending in the United States District Court for the Southern District of New York. The initial complaints, filed in 2009, allege that the registration statements relating to American Depositary Shares representing Preferred Stock,

Series 2, 3,4 and 5 (ADS) offered by BBPLC at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) Barclays' portfolio of mortgage-related (including U.S. subprime-related) securities and Barclays' financial condition. The complaints assert claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. Barclays considers that these ADS-related claims against it are without merit and is defending them vigorously. It is not possible to estimate any possible loss in relation to these claims or any effect that they might have upon operating results in any particular financial period.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Barclays group. Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

On September 15, 2009, motions were filed in the United States Bankruptcy Court for the Southern District of New York by Lehman Brothers Holdings Inc. ("LBHI"), the SIPA Trustee for Lehman Brothers, Inc. (the "Trustee") and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (the "Committee"). All three motions challenge certain aspects of the transaction pursuant to which the Company and other companies in the Barclays group acquired most of the assets of Lehman Brothers, Inc. ("LBI") in September 2008 and the court order approving such sale. The claimants seek an order voiding the transfer of certain assets to the Company, requiring the Company to return to the LBI estate alleged excess value the Company received and declaring that the Company is not entitled to certain assets that it claims pursuant to the sale documents and order approving the sale. On November 16, 2009, LBHI, the Trustee and the Committee filed separate complaints in the Bankruptcy Court asserting claims against the Company based on the same underlying allegations as the pending motions and seeking relief similar to that which is requested in the motions. On January 29, 2010, the Company filed its response to the motions. The Company considers that the motions and claims against it are without merit and is vigorously defending its position. On January 29, 2010, the Company also filed a motion seeking delivery of certain assets that LBHI and LBI have failed to deliver as required by the sale documents and the court order approving the sale. It is not possible to estimate any possible loss to the Company in relation to these matters or any effect that these matters might have upon operating results in any particular financial period.

The Company is also involved in a number of judicial and arbitration matters arising in connection with the conduct of its business. The Company does not expect the ultimate resolution of any of such proceedings to have a significant adverse effect on the financial condition of the Company.

14. Guarantees

In the ordinary course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, trustees and administrators,a gainst specified potential losses in connection with their acting as an agent of, or providing services to, the Company, its customers and its affiliates. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the Company may agree to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The Company's obligations in respect of such transactions are secured by the assets in the client's

account as well as any proceeds received from the transactions cleared and settled by the Company on behalf of the client. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the Consolidated Statement of Financial Condition.

15. Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities. The Company's securities transactions, both as principal and as agent, are executed with institutions including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. In the event that counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly affected by volatile trading markets and/or the extent to which such obligations are unsecured.

The Company's policy is to monitor its customer and counterparty risk through the use of a variety of credit exposure and market exposure reporting and control procedures, including marking to market securities and collateral and requiring adjustments of collateral levels as considered appropriate. In connection with its derivatives trading activities, the Company may enter into master netting agreements and collateral arrangements with counterparties. These agreements may provide the Company with the ability to offset a counterparty's rights and obligations, request additional collateral when necessary or liquidate the collateral in the event of counterparty default. In addition, the Company has a policy of reviewing the credit standing of each counterparty and customer with whom it conducts business as considered necessary.

16. Estimated Fair Value of Financial Instruments

The Company's financial instruments owned and financial instruments sold, but not yet purchased are carried at fair value. The fair value is generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. Additionally, derivative contracts are carried at fair value which is recorded on the Consolidated Statement of Financial Condition in financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value.

The Company estimates that the aggregate fair value of other financial instruments recognized on the Consolidated Statement of Financial Condition (including cash and cash equivalents, cash and securities segregated for regulatory purposes, securities purchased under agreements to resell and securities sold under agreements to repurchase, securities received as collateral, obligation to return securities received as collateral, securities borrowed, securities loaned, receivables and payables, certain other assets and other liabilities, and short-term borrowings) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

17. Share Based Compensation

BBPLC operates certain share schemes for its employees throughout the world, including the employees of the Company. Shares for distribution under these schemes are held by a trust and will be vested for individual employees when they satisfy specific vesting conditions. Where the

costs of these bonus schemes are incurred by the Company, the Company will fund the costs in cash to repay BBPLC. The liabilities related to these share payments are recorded by the trust.

The Company makes recommendations on the bonus awards for its employees which are approved annually by the Remuneration Committee of BBPLC depending upon the threshold limit, a portion of such bonus award for the employees will be awarded in BBPLC stock. The main current share-related schemes from which the Company's employees benefit are as follows:

Executive Share Award Scheme ("ESAS")
For certain employees of the Company an element of their annual bonus is in the form of a deferred award of a provisional allocation of BBPLC shares under ESAS. The total value of the bonus made to the employee of which ESAS is an element is dependent upon the business unit, BBPLC and individual employee performance. The ESAS element must be held for at least three years and is subject to potential forfeit if the individual resigns and commences work with a competitor business. Additional bonus shares are subsequently awarded to recipients of the provisional allocation and vest upon achieving continued service for three and five years from the date of award. Shares under this scheme qualify for dividends.

Incentive Share Plan ("ISP")
Incentive Shares are granted to participants in the form of a provisional allocation of BBPLC shares, and vest upon achieving continued service after either two or three years. Participants do not pay to receive an award or to receive a release of shares. Incentive shares qualify for dividends.

Performance Share Plan ("PSP")
The PSP was approved by shareholders at the Barclays PLC 2005 Annual General Meeting ("AGM") to replace the Incentive Share Option Plan scheme.

Performance shares are 'free' BBPLC shares for which no exercise price is payable and which qualify for dividends. Performance share awards are communicated to participants as an initial allocation. BBPLC's performance over a three-year period determines the final number of shares that may be released to participants. These shares generally vest over a performance period of three years.

Incentive Share Option Plan ("ISOP") – Closed Scheme
The ISOP was open by invitation to the employees and Directors of BBPLC and is now a closed scheme. Options were granted at the market price at the date of grant calculated in accordance with the rules of the ISOP, and were normally exercisable between three and ten years from that date. The final number of shares over which the option may be exercised is determined by reference to set performance criteria. All options outstanding under ISOP have been fully vested. The final shares under the ISOP were granted in 2005 from which options are exercisable until 2015.

The expected dividends for all schemes are assumed to grow in line with the expected increases in share prices for the industry sector until exercise.

For the purposes of determining the expected life and number of options to vest, historical exercise patterns have been used, together with an assumption that a certain percentage of options will lapse due to leavers. The number of options and restricted stock shares outstanding at December 31,200 9 is set forth below (in millions):

	ESAS[a]	PSP[a]	ISP[a]
Outstanding at end of year	169.4	0.3	14.9

	ISOP [a] Number of Options	Weighted Average ex. Price ($)
Outstanding at end of year	0.636	$ 7.37
Of which are exercisable:	0.636	

Notes:
[a] Options granted of Barclays PLC shares.

18. Subsequent Events

The Company adopted new accounting guidance relating to subsequent events in 2009 and evaluated subsequent events from January 1, 2010 through February 25, 2010, the date the Consolidated Statement of Financial Condition was available to be issued. The Company did not have any significant subsequent events to report

19. Regulatory Requirements

The Company is a registered securities broker-dealer with the Securities and Exchange Commission ("SEC") and a futures commission merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC") and, accordingly, is subject to Rule 15c3-1 of the SEC and Rule 1.17 of the CFTC, which specify uniform minimum net capital requirements, as defined. The Company has elected to compute net capital in accordance with the "Alternative Net Capital Requirement" ("ANC") as permitted by Rule 15c3-1, under which the Company is required to maintain tentative net capital, as defined, in excess of $6,000 million and minimum net capital, as defined, of the greater of $500 million or 2% of aggregate debit items. Additionally, the CFTC requires that an FCM maintain capital of the greater of 8% of customer maintenance margin requirements plus 4% of non-customer maintenance margin requirements, as defined, or $500 million. At December 31, 2009, the Company had tentative net capital of $8,720 million and net capital of $7,045 million, which was $6,414 million in excess of the amount required of $631 million.

In accordance with the SEC's No Action Letter dated November 3, 1998, the Company has elected to compute a reserve requirement for PAIB. The PAIB calculation is completed for a correspondent firm that uses the Company as its clearing broker-dealer in order to classify its assets held by the Company as allowable assets in their net capital calculation. At December 31, 2009, the Company did not have a reserve requirement for PAIB.

In connection with the acquisition of certain assets of Lehman Brothers, the Company was granted temporary permission by the SEC to apply the ANC methodology to compute the net capital requirements of a U.S. broker-dealer under Appendix E of Rule 15c3-1. The Company has submitted its application to the SEC to continue applying the ANC methodology on a permanent basis and is awaiting formal approval of that application.

As this accompanying Consolidated Statement of Financial Condition includes the accounts of the Company and its Subsidiary, the amounts differ from those included in the Company's unaudited Form X-17a-5 Part II CSE report, filed with the SEC ("FOCUS"). The following summarizes the assets and liabilities of the Subsidiary included in the Consolidated Statement of Financial Condition, but not consolidated in the Company's FOCUS (in millions):

Assets	$	332
Liabilities		(327)
Net worth	$	5

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors and Stockholder of
Barclays Capital Inc. and Subsidiary

In planning and performing our audit of the consolidated financial statements of Barclays Capital Inc.(the "Company") and its subsidiary as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based upon such computations; and

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Futures Association, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Shareholder
of Barclays Capital Inc,

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Barclays Capital Inc. (the "Company") for the year ended December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the year ended December 31,2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1 of Form SIPC-7T with the respective cash disbursement records entries, as follows:

    a. Payment $5,750,237 on line 2B to check # 628710 dated February 13, 2009 in the amount of $150 and to wire number 0930060893675009 dated July 23, 2009 in the amount of $5,750,087 noting no differences.

    b. Payment of $6,772,241 on Item 2F to funds transfer # D05603089103 dated February 26, 2010 noting no differences.

2. Compared the Total Revenue amounts on page 2 of Form SIPC-7T as follows:

    a. Calculated total revenue of $10,399,631,437 as the sum of Non-interest Revenue of $4,330,888,667 and Interest Income of $6,068,742,770 on page 3 of the audited Form X-17A-5 for the year ended December 31, 2009.

    b. Compared the Total Revenue of $10,399,631,437 calculated in 2(a) above less "Total Revenues" reported on the Company's March 31, 2009 FOCUS report page 7, item 4030, for the period January 1, 2009 to March 31, 2009 of $2,965,102,257 to the total revenue amount of $7,426,033,356 reported on SIPC-7T page 2, item 2a for the period from April 1, 2009 through December 31, 2009 noting a difference of $8,495,824

c. Compared the amount of $8,495,824 calculated in 2(b) to the sum of the following SAP Trial Balance Accounts:

   i. $8,495,824 reported in the SAP Trial Balance for the accounts listed below December 31, 2009 related to BBC, Inc. a wholly owned subsidiary of the Company noting no differences.

36210008
36210010
31040000
31510006
31540000
33010059
45014001
37035000

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

   a. Line 2(b)(3) "Net loss from principal transaction in commodities in trading accounts"- Compared to amount of $(10,566,544) reported on SIPC-7T line 2(b)(3) to the sum of:

      i. $(95,621,336) reported on the Company's June 30, 2009 FOCUS report on Item 3904,"gains or losses on firm securities trading accounts with associated hedges- commodity products."

      ii. $(52,194,896) reported on the Company's September 30, 2009 FOCUS report on Item 3904,"gains or losses on firm securities trading accounts with associated hedges- commodity products."

      iii. $137,249,688 reported on the Company's December 31, 2009 FOCUS report on Item 3904,"gains or losses on firm securities trading accounts with associated hedges- commodity products" noting no differences.

   b. Line 2(c)(2) "Revenues from commodity transactions"- Compared the amount of $123,410,711 reported on SIPC-7T line 2(c)(2) to the sum of

      i. $50,547,920 reported on the Company's June 30, 2009 FOCUS report on Item 3991,"commissions on commodity transactions."

      ii. $55,237,434 reported on the Company's September 30, 2009 FOCUS report on Item 3991,"commissions on commodity transactions."

      iii. $17,625,357 reported on the Company's December 31, 2009 FOCUS report on Item 3991,"commissions on commodity transactions" noting no differences

   c. Line 2(c)(3) "Commissions, floor brokerage, and clearance paid to other SIPC members in connection with securities transactions"- Compared the amount of $52,704,716 reported on SIPC-7T line 2(c)(3) to the amount titled "Deduction Total" on the schedule titled "Box 4145 Deduction Schedule" provided by the Company, noting no differences.

d. On the schedule "Box 4145 Deduction Schedule" we performed the following:

i. Compared the amount in the line titled "Total" of $379,282,355 to the sum of the following SAP Trial Balance accounts as of December 31, 2009, noting no differences.

33515011 EXECUTION/CLEARING FEES
33720007 Internal Fees & Commissions - ETA Agreements
33610006 Clearance Fees
33720003 Fees+ Commission Paid-Fixed Income Sales Credits
35540000 Brokerage Paid
33610042 Commissions paid - Others
33515000 Fees + Commission Paid-Third Party Service
36440002 Execution Clearing Fees - EFG
33720000 Fees+ Commission Paid-Group Service
33610000 Cost of Income Other
33515010 CUSTOMER FUTURES COMMISSION EXPENSE
36210042 Execution Clearing Fees - Fixed Income

ii. Compared the March 31, 2009 balances for the accounts listed below (representing fees paid to SIPC Members from January 1 through March 31, 2009) to the corresponding lines titled "March 31 Balance Total" to screenshots of the SAP trial balance for the three-month period ended March 31, 2009,noting no differences.

33610006 Clearance Fees
35540000 Brokerage Paid
33610042 Commissions paid - Others
36440002 Execution Clearing Fees - EFG
33610000 Cost of Income Other

iii. Compared the December 31, 2009 balances for the accounts listed below (representing fees paid to non-SIPC Members) excluded from the deduction to the corresponding lines titled "December 31, 2009 Total" in step 3(d)(i)above noting no differences.

33515011 EXECUTION/CLEARING FEES
33720007 Internal Fees & Commissions - ETA Agreements
33720003 Fees+ Commission Paid-Fixed Income Sales Credits
33515000 Fees + Commission Paid-Third Party Service
33720000 Fees+ Commission Paid-Group Service
33515010 CUSTOMER FUTURES COMMISSION EXPENSE
36210042 Execution Clearing Fees - Fixed Income

iv. Agreed amount in account 33610000 for the nine-months ended December 31, 2009 per the "Balance to Exclude from Deduction" column, $11,153,138 to a screenshot from SAP noting no differences.

e. Line 2(c)(9)(i) "Total interest and dividend expense"- Compared the amount of $2,251,493,169 reported on the deduction line 2(c)(9)(i) to the sum of

i. $1,017,374,508 reported on the Company's June 30, 2009 FOCUS report on line 4075 "interest expense."

ii. $780,726,201 reported on the Company's September 30, 2009 FOCUS report on line 4075 "interest expense."

iii. $453,392,460 reported on the Company's December 31, 2009 FOCUS report on line 4075 "interest expense" noting no differences

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

a. Calculations reflected in Form SIPC-7T:

i. Recalculated the amount reported on page 2 Line 2(c)(9)(ii) titled "40% of interest earned on customers securities accounts" of $25,779,831 noting no difference.

ii. Recalculated the amount reported on page 2, in the line titled "Total deductions" of $2,427,608,596, noting no differences.

iii. Recalculated the amount reported on page 2, Line 2(d) titled "SIPC Net Operating Revenue" of $5,008,991,304, noting no differences.

iv. Recalculated the amount reported on page 2, Line 2(e) titled "General Assessment at .0025" of $12,522,478 noting no difference.

v. Recalculated the amount on page 1, line 2(D) titled "Assessment due (or overpayment)" of $6,772,241 by taking the sum of the amounts reported on page 1, lines 2(A) + 2(B), noting no difference.

vi. Recalculated the amount reported on page 1, line 2(F) titled "Total assessment balance and interest due (or over payment carried over)" of $6,772,241 by taking the sum of the amounts reported on page 1, lines 2(D) + 2(E), noting no differences.

b. Calculations reflected in the schedule titled "Box 4145 Deduction Schedule" obtained in procedure 3:

i. Recalculated the sum of the accounts identified in Step 3(d)(i) of $379,282,355;

ii. Recalculated the sum of the accounts identified in Step 3(d)(ii) of $3,869,677;

iii. Recalculated the sum of the accounts identified in Step 3(d)(iii) of $311,554,824; and

iv. Recalculated the amount in the line titled "Total Deduction" of $52,704,716 by taking the sum of the following amounts calculated above 3(d)(i)-3(d)(ii)-3(d)(iii)-3(d)(iv), noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Barclays Capital Inc, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T
(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Barclays Capital Inc.
745 7th Avenue
New York, NY 10019
FINRA – 8-41342
December

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Martini – 212-320-3970

2. A.	General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 12,522,478
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ______ Date Paid	(5.750.237)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	6,772,241
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 6,772,241
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 6,772,241
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Barclays Capital Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Managing Director
(Title)

Dated the 26th day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending ______, 20__ Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,426,033,356
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	10,566,544
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	10,566,544
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	123,410,711
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	52,704,716
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,251,493,169	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 25,779,831	
Enter the greater of line (i) or (ii)	2,251,493,169
Total deductions	2,427,608,596
2d. SIPC Net Operating Revenues	$ 5,008,991,304
2e. General Assessment @ .0025	$ 12,522,478 (to page 1 but not less than $150 minimum)